news release

Zi Corporation Premieres Revolutionary QixTM Technology

New user interface application makes life easier for mobile phone users everywhere.

3GSM World Congress, Cannes, France and Calgary, AB, Canada February 14, 2005 - Zi Corporation (Nasdaq: ZICA) (TSX:ZIC), a leading provider of intelligent interface solutions, has launched a revolutionary new application interface that provides users with a quick and easy method for accessing and discovering a phone's full set of features, applications and services without having to remember where and how to find them via the phone's built-in menu structure. QixTM, pronounced "quick," intuitively accesses information directly from the idle screen used for dialing on the standard keypad.

Combining patented technology and a unique, proprietary indexing engine, Qix significantly reduces the number of key presses needed to use a phone and eliminates the need to scroll through complex menu systems. Qix can greatly enhance the user experience for the subscriber and simultaneously drive service usage and adoption resulting in greater ARPU (Average Revenue per User) for the operator.

"Qix is a genuine breakthrough in user application interface technology that will promote the increased use of applications and services through the small form factor of the mobile phone," said Glen Morgan, senior vice president of global sales and marketing, Zi Corporation. "Qix proactively anticipates a user's needs, working from the user's perspective, for the user's benefit."

Qix utilizes all the information stored in the mobile phone to facilitate the choices available to the user. While in idle screen for dialing, upon the first press of the keypad, Qix begins interpreting the possible combinations of the letters and numbers entered and presents the user with a list of options; including, phonebook contacts, browser bookmarks, installed applications, operator customized services, help files and more. In most cases, after just 3-4 key presses, the desired option is presented.

As an example, pressing the "9/WXYZ" key followed by the "3/DEF" key would bring up a list of contacts, individuals or companies, whose names or numbers begin with these combinations, such as a colleague's name from the phonebook, Wendy, and a company's number with the sequence of 93 within it from the call log file. Equally it would display available applications, services, bookmarks, help files or games available on the device containing the number sequence 64 or letter combinations of WXYZ with DEF. In this example, Qix would present the Web browser application, a URL bookmark such as Yell.com and the Web settings help file on the phone. The user then simply highlights and clicks on the relevant item and it is opened regardless of whether it is an application, bookmark, etc.

Commenting on the Qix technology, Morten Grauballe, vice-president of product management at Symbian, said, "We are delighted that the first version of Qix is based on the Symbian OS, the world's leading operating system for smartphones. The phone user interface enhancement delivered by Qix will provide enormous benefits to users and operators."

When presented with a phonebook contact, Qix also provides a list of the revenue generating services to utilize; e.g., send a SMS, send an e-mail, take and send a photo. This capability is central to the Qix concept as it exposes users to features that they might not otherwise discover or know how to access. This eliminates the need for operators to direct users to services and applications via the menu system or user manual. By using this approach, Qix serves as a key enabler for operators as they roll-out a range of advanced 3G applications and services on next-generation wireless devices.

"Qix will radically change the user's experience," said Milos Djokovic, CTO and COO at Zi Corporation. "With other systems, if a user wants to send a SMS to a colleague, he would have to find and open the application, figure out how to enter and / or find a contact, compose the message, attach it to the addressee's details and then send it - a lengthy, multiple key press experience. Qix simplifies and speeds up the whole process with just a few simple key presses - without menus."

Zi Corporation will be demonstrating an evaluation version of Qix, based on the Symbian Operating System (OS), on their stand at 3GSM World Congress (E21, Hall 2).

For media interviews or tours at 3GSM please contact Brian Dolby with GBCS PR on 07813 833464 or email brian@gbcspr.com.

Note to Editors

A Qix technology backgrounder is available from Zi Corporation at their 3GSM stand E21, Hall 2.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTapTM for intelligent multi-tap entry, Decuma® for natural handwriting recognition and the new Qix user application interface to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR
Brian Dolby / Bethany Caldwell (technology media)
+44 (0) 115 950 8399
brian@gbcspr.com / bethany@gbcspr.com

Allen & Caron Inc
Jill Bertotti (investors)
jill@allencaron.com
Len Hall (business media)
len@allencaron.com
(949) 474-4300